News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:

Neptune To Strengthen Its Balance Sheet for Strategic Positioning

LAVAL, QC, Nov. 21 /CNW/ - Neptune Technologies & Bioressources Inc. (TSX.V: NTB), "Neptune" announced today that it is planning to close a private placement of common shares ("Common Shares") raising a minimum of $3 million and a maximum of $4.5 million (the "Offering"). The Offering is expected to close before the Company's Annual General and Special Meeting on November 24th.

Neptune decided to proceed with this funding opportunity following unsolicited interest in the Company by the investment community. This financing allows Neptune to accelerate its strategic business initiative and its research and development programs for further clinical evaluation of Neptune Krill Oil (NKO(TM)). "The timing of the financing is ideal. It enhances our balance sheet, which strengthens our negotiations stance with multinational food corporations and pharmaceutical companies for the utilization of Neptune Krill Oil. The derivatives from Neptune Krill Oil as a functional health ingredient for cognitive and joint health in the health food market and for the management of cardiovascular disease as a prescription drug have attracted great interest from corporations within these markets," stated Mr. Henri Harland, President and CEO of Neptune.

Neptune will use part of the proceeds to increase the Company's sales, marketing and business development efforts. Neptune will also invest to advance research and development programs as well as its clinical trials related to cognitive function and joint health applications. "This financing will allow us to validate further the anti-inflammatory and cognitive amelioration benefits of Neptune Krill Oil and to strengthen our IP portfolio; both valuable assets for the Company," states Dr. Tina Sampalis, Neptune V.P. Research & Development and Business Development.

Neptune will invest further in its Neptune Ocean Extract patented extraction platform and technology by processing other marine biomasses already identified and analyzed by Neptune, in order to enrich its product pipeline with promising new marine health ingredients.

Neptune has entered into an agreement with J.F. Mackie & Company Ltd, a Calgary based firm (the "Agent") and has agreed to pay a cash commission to the Agent in an amount equal to 6% of the aggregate gross proceeds from the sale of the Common Shares. In addition, the Company will, upon completion of the Offering, issue to the Agent a number of broker warrants equal to 6% of the total number of Common Shares sold. Each broker warrant will entitle the holder to acquire one Common Share, at an exercise price of $3.50 per Common Share, for a period of two years from the date of closing of the Offering. An institutional insider shareholder is participating in the Offering.

The Offering is a best efforts private placement and subject to receipt of all regulatory approvals, including the approval of the TSX Venture Exchange, and the satisfaction of other customary conditions.

About Neptune Technologies & Bioressources Inc.

http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(R)). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

NKO(R) is a registered trademark of Neptune Technologies and Bioressources.

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/For further information: Investor Relations: Grant Howard/David Gordon, The Howard Group Inc., Toll Free: 1-888-221-0915, Info(at)howardgroupinc.com, www.howardgroupinc.com; Corporate Contact: André Godin, V.P. Administration and finance, a.godin(at)neptunebiotech.com, www.neptunebiotech.com/

CO:  NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CNW 09:15e 21-NOV-06